UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.       )
THE HALLWOOD GROUP INCORPORATED
(Name of Subject Company (issuer))
HALLWOOD FINANCIAL LIMITED
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
406364 30 7
(CUSIP Number of Class of Securities)
Anthony J. Gumbiner
Hallwood Financial Limited
3710 Rawlins, Suite 1220, Dallas, Texas 75219
(214) 523-5588
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))
Calculation of Filing Fee:

Transaction valuation	Amount of filing fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Trader Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 -11
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.1

The press release attached as Exhibit 99.1 and this filing do not constitute an offer. Hallwood Financial Limited (“Hallwood Financial”) has not yet determined the structure or timing of any offer. However, in the event Hallwood Financial does commence a tender offer, The Hallwood Group Incorporated’s (the “Company”) stockholders and other interested parties are urged to read Hallwood Financial’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. The Company’s stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from Hallwood Financial at 3710 Rawlins, Suite 1220, Dallas, Texas 75219, (214) 523-1288.
Items 1 -11
N/A
Item 12. Exhibits
Exhibit 99.1      Text of Press Release, issued by Hallwood Financial Limited on April 20, 2009
Item 13. Information Required by Schedule 13E-3
N/A

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLWOOD FINANCIAL LIMITED

By:	/s/ ANTHONY J. GUMBINER
Name:	Anthony J. Gumbiner
Title:	Executive Director
Date: April 22, 2009

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EXHIBIT INDEX
Exhibit 99.1      Text of Press Release, issued by Hallwood Financial Limited on April 20, 2009

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